June 29, 2009

Dear CyberDefender Warrant Holder:

We are writing to offer you the opportunity to increase by 10% the number of shares underlying your common stock purchase warrants of CyberDefender Corporation.  We are making this offer to all of CyberDefender’s warrant holders whose warrants contain so-called “cashless” exercise provisions and “down-round” provisions.  We refer to these warrants in this letter as “Eligible Warrants”.  Those warrant holders who accept this offer will be required to agree to certain amendments applicable to all of the Eligible Warrants that they hold, and to immediately exercise 30% of their Eligible Warrants.

We are providing to you a document titled “Offer to Amend Certain Outstanding Warrants” that explains the terms of the offer.  It is important that you read this document because it contains important information about the offer and it will help you in deciding whether or not you should participate in the offer.  We believe that this offer is very important to CyberDefender and we recommend that you take the time to carefully review the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate.  If you do nothing, you will be making a decision not to participate and you will retain your Eligible Warrants under their current terms and conditions.

The offer will stay open until 9:00 p.m., Pacific Time, on July 28, 2009, unless we extend the offer period.

This offer is being made under the terms and subject to the conditions of the Offer to Amend Certain Outstanding Warrants and the related election form and withdrawal form, which we are providing to you and which are available in our filing with the U.S. Securities and Exchange Commission (the “SEC”).  These documents can also be accessed on the SEC’s website at http://www.sec.gov.  You should read carefully all of these documents before you decide whether to participate in the offer.

Participation in the offer is completely voluntary.  Participating in the offer involves risks that are discussed under “Certain Risks of Participating in the Offer” in the Offer to Amend Certain Outstanding Warrants.  We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.  As noted above, if you choose not to participate, you will retain your Eligible Warrants with their current terms and conditions.

If you choose to participate in the offer, before 9:00 p.m., Pacific Time, on July 28, 2009 you must deliver the completed Election to Exercise Warrant, the applicable Amendment and the exercise price to us.  You can mail these documents and the exercise price to:

Kevin Harris
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017

You may also return the documents via facsimile or e-mail (via PDF or similar imaged document file) to kevin@cyberdefender.com and wire transfer the exercise price in accordance with the instructions included in the Offer to Amend Certain Outstanding Warrants.

If we extend the offer period, the completed election form must be received by CyberDefender Corporation by the date and time of the extended expiration of the offer.  If CyberDefender Corporation has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your Eligible Warrants in their current form.

If you submit an election form, you may change your mind and withdraw from the offer at any time before the expiration date.  To withdraw from the offer, you must deliver a properly completed withdrawal form to us via mail, facsimile or e-mail (via PDF or similar imaged document file) before 9:00 p.m., Pacific Time, on July 28, 2009.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election and/or withdrawal form that CyberDefender receives before the expiration date.

Please carefully read all of the offer documents.  This letter is an introduction to the offer, but does not detail all the terms and conditions that apply.  You should direct questions about this offer and requests for additional copies of the Offer to Exchange and the other offer documents to:

Kevin Harris
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017
Fax: (213) 689-8640
e-mail: kevin@cyberdefender.com

We thank you for your continued support.

Kind regards,

Kevin Harris
Chief Financial Officer